November 14, 2008

VIA FEDEX AND EDGAR

Re:	Phoenix Investment Partners, Ltd.
Registration Statement on Form 10
Filed June 30, 2008
File No. 001-10994

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Hardy

Dear Ms. Hardy:

On behalf of Phoenix Investment Partners, Ltd., which has been renamed Virtus Investment Partners, Inc. (“Virtus” or the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 30, 2008 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form 10 filed with the SEC on June 30, 2008 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a pre-effective second amendment to the Registration Statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Unaudited Pro Forma Consolidated Financial Data, page 33

1.

We appreciate your response to comment 8 in our letter dated July 25, 2008, and the additional information provided. However, the nature of the pro forma adjustments for “shared services” and “new expense structure” remains unclear. The disclosure in the last paragraph on page 34, suggests the pro forma adjustments for these items do not address all of the shared services provided by PNX. However, this is not clearly addressed in the descriptions of the pro forma adjustments, which state the adjustments presented in the new expense structure column reflect the direct costs of the current expense structure and suggest the net effect of pro forma adjustments 2 and 3 is to remove the general overhead costs allocated by PNX because they will not be replicated in the new cost structure. It is not clear which services are being contemplated in the pro forma adjustments and the extent to which the pro forma statements of operations are not indicative of operations going forward because they exclude various operating expenses for services provided by PNX. The basis for adjusting the pro formas for some of the services but not for others is also unclear.

Please provide us with greater detail of specifically how you determined which amounts to include and exclude from your pro forma adjustments and the resulting pro forma operating expenses. Provide clear, expanded discussion of the shared services provided by PNX under the agreement, including the specific nature and amount of significant components and an explanation of how each of the components has been treated in the pro forms. For amounts included in the pro forma adjustments, explain how the amounts are factually supportable and meet the requirements of Article 11. Please refer back to the concerns raised in prior comment 8 regarding the need for pro forma financial statements to be limited to reliably determinable information without the inclusion of forward looking information.

RESPONSE: The Company takes note of the Staff’s comments. In an attempt to make the pro forma statements more clear, the Company has revised its presentation such that the pro forma adjustments are shown as three distinct categories each having its own column and explanatory note:

•	the Goodwin business that is being transferred to PNX,

•	the cost adjustments that reflect specifically identified changes to its operating expenses, and

•

the changes in the debt structure resulting primarily from PNX’s debt forgiveness and the new debt expected to be put in place at the time of the spin. (Discussed in greater detail in response to the Staff’s comment 5).

The historical column in the pro forma Statement of Operations includes all costs required to operate the Company except for certain public company expenses including board of directors’ expenses, transfer agent fees and stock exchange listing fees. Certain operating costs were historically allocated to the Company by PNX. Those allocated costs included direct costs to provide services to the Company, general overhead. The Company’s pro forma Statements of Operations adjust certain of the allocated costs so that they reflect the new direct costs that can be objectively verified and factually supported so as to provide the reader of the pro forma statements with the costs to operate as an independent publicly traded company. The following are the expense adjustments reflected in the pro forma statements:

	For the Year Ended December 31, 2007
($ in millions)	Expense Sharing Charge	New Cost	Savings
Employment expenses:
Human resources - pension costs	$1.4	$—	$1.4

Other operating expenses:
Rent and occupancy	2.1	0.8	1.3
Human resources - administration	2.5	0.8	1.7
Corporate and staff	1.3	0.2	1.1
Corporate communications	1.8	0.6	1.2
Public company expenses	—	1.9	(1.9)

	7.6	4.3	3.3

Total Cost Adjustments	$9.0	$4.3	$4.7

	For the Nine Months Ended September 30, 2008
($ in millions)	Expense Sharing Charge	New Cost	Savings
Employment expenses:
Human resources - pension costs	$1.0	$—	$1.0

Other operating expenses:
Rent and occupancy	1.7	0.6	1.1
Human resources - administration	1.0	0.6	0.4
Corporate and staff	0.5	0.2	0.3
Corporate communications	0.9	0.4	0.5
Public company expenses	—	1.4	(1.4)

	4.1	3.2	0.9

Total Cost Adjustments	$5.1	$3.2	$1.9

For Human resources - pension costs, the Company eliminated expense sharing charges related to a defined benefit pension plan because it will not have such a plan.

For Rent and occupancy expenses, the expense sharing charge reflects the cost for the corporate headquarters currently occupied in part by the Company. The pro forma expense, or new cost, reflects the square footage requirements of the Company at market rates. This rate is supported by a new, eight-year lease agreement already executed by the Company.

For Human resources - administration, the expense sharing charge includes charges for human resource professionals as well as costs for employee programs and systems. The pro forma expense, or new cost, reflects executed contracts for payroll processing, 401(k) administration, stock plan administration, benefits administration as well as employment expenses for the personnel required to support the ongoing business function.

The Corporate and staff expense sharing charges include overhead expenses for PNX’s executive and public company costs. The pro forma expense, or new cost, presentation eliminates these expense sharing charges and separately identifies the Company’s public company expenses.

For Corporate communications, the expense sharing charges include charges for communication personnel as well as costs associated with internal and external communication programs. The pro forma expense, or new cost, reflects the employment of an individual and the terms of an executed agreement with an external public relations company experienced in supporting public companies of similar size and scale to the Company.

For Public company expenses, the pro forma expenses, or new cost, reflect the Company’s board of directors, exchange listing fees, transfer agent expenses and other incidental costs associated with being an independent public company.

Language replacing the third and fourth bullets on page 35 of the Amended Registration Statement:

•

Operating costs related to human resources, facilities, corporate communications, compliance, corporate and staff, legal, internal audit and tax service were previously charged to the Company by PNX. Costs for these functions are now directly incurred by the Company. In addition, costs have been adjusted to include board of directors’ expenses, transfer agent fees and stock exchange listing fees. This resulted in net cost adjustments of ($4.7) million and ($1.9) million for 2007 and the first nine months of 2008, respectively.

Language replacing Notes 2 and 3 on pages 38, 39 and 40 of the Amended Registration Statement:

(2)	Reflects the cost adjustments to provide services related to human resources, facilities, corporate communications, compliance, corporate and staff, legal, internal audit and tax. These services were previously expense sharing costs charged to the Company by PNX. Costs for these functions will be directly incurred by the Company. In addition, costs have been adjusted to include board of directors’ expenses, transfer agent fees and stock exchange listing fees. The pro forma adjustments exclude the general overhead costs allocated to the Company by PNX that will no longer be incurred. Details of the cost adjustments are as follows:

	For the Year Ended December 31, 2007
($ in millions)	Expense Sharing Charge	New Cost		Savings
Employment expenses:
Human resources - pension costs	$1.4	$—	(a)	$1.4

Other operating expenses:
Rent and occupancy	2.1	0.8	(b)	1.3
Human resources - administration	2.5	0.8	(c)	1.7
Corporate and staff	1.3	0.2	(d)	1.1
Corporate communications	1.8	0.6	(e)	1.2
Public company expenses	—	1.9	(f)	(1.9)

	7.6	4.3		3.3

Total Cost Adjustments	$9.0	$4.3		$4.7

	For the Nine Months Ended September 30, 2008
($ in millions)	Expense Sharing Charge	New Cost		Savings
Employment expenses:
Human resources - pension costs	$1.0	$—	(a)	$1.0

Other operating expenses:
Rent and occupancy	1.7	0.6	(b)	1.1
Human resources - administration	1.0	0.6	(c)	0.4
Corporate and staff	0.5	0.2	(d)	0.3
Corporate communications	0.9	0.4	(e)	0.5
Public company expenses	—	1.4	(f)	(1.4)

	4.1	3.2		0.9

Total Cost Adjustments	$5.1	$3.2		$1.9

(a)	- For Human resources - pension costs, the Company eliminated expense sharing charges related to a defined benefit pension plan because it will not have such a plan.

(b)	- For Rent and occupancy expenses, the expense sharing charge reflects the cost for the corporate headquarters currently occupied in part by the Company. The pro forma expense, or new cost, reflects the square footage requirements of the Company at market rates. This rate is supported by a new, eight-year lease agreement already executed by the Company.

(c)	- For Human resources - administration, the expense sharing charge includes charges for human resource professionals as well as costs for employee programs and systems. The pro forma expense, or new cost, reflects executed contracts for payroll processing, 401(k) administration, stock plan administration, benefits administration as well as employment expenses for the personnel required to support the ongoing business function.

(d)	- The Corporate and staff expense sharing charges include overhead expenses for PNX’s executive and public company costs. The pro forma expense, or new cost, presentation eliminates these expense sharing charges and separately identifies the Company’s public company expenses.

(e)	- For Corporate communications, the expense sharing charges include charges for communication personnel as well as costs associated with internal and external communication programs. The pro forma expense, or new cost, reflects the employment of an individual and the terms of an executed agreement with an external public relations company experienced in supporting public companies of similar size and scale to the Company.

(f)	- For Public company expenses, the pro forma expenses, or new cost, reflect the Company’s board of directors fees, exchange listing fees, transfer agent expenses and other incidental costs associated with being an independent public company.

2.	Combined, pro forma employment expenses and other operating expenses for the year ended December 31, 2007, was reduced by $538,000 in Amendment No. 1 from the original filing. Please tell us the material components that contributed to this reduction and the reason for their decrease. Also, please explain the change in the amortization of intangible assets associated with the transferred business. Tell us the source of the amounts in the transferred business column.

RESPONSE: The Company takes note of the Staff’s comments and indicates that there was an increase in pro forma employment expenses and other operating expenses for the year ended December 31, 2007 of $70.5 million as follows:

(in thousands)	Amendment 1	Prior Filing	Increase
Total Employment and Other Operating Expenses	$119,456	$118,918	$538

The increase relates to anticipated higher costs for health and welfare benefits plans that were finalized in August 2008.

The Company would like to highlight to the Staff that the pro forma employment and operating expenses are now $119.7 million, an increase of $0.3 million. This increase was due to an increase in the size of the Company’s board of directors.

The change in the amortization of the intangible assets associated with the transferred business relates to one definite-lived intangible asset. In connection with valuation analyses performed on the Company’s tax attributes related to its intangible assets after the initial filing of the Registration Statement the Company concluded that one $15.0 million definite-lived intangible asset should remain with the Company since the associated revenue was also expected to benefit the Company going forward. The related $0.8 million of annual amortization related to this intangible asset will remain with the Company going forward and is reflected in the Company’s $27.5 million pro forma 2007 amortization expense.

The transferred business is substantially the business of Goodwin Capital Advisors, which is a separate legal entity for whom we maintain separate books and records. The primary source of the adjustments in the “Transferred Business” column is the general ledger for Goodwin. Items not maintained in the Goodwin ledger are intangible assets, goodwill and their related taxes. These items are maintained in a separate entity within the Company’s general ledger, which is the source for the related pro forma adjustments.

3.	In your response to comment 8 in our letter dated July 25, 2008, you state “these costs can be factually supported and objectively measured because the related material contracts and plans for such items, such as the company's headquarters lease and its employee benefit plans, have been negotiated or executed.” In your discussion of the material components of these costs, requested above, please address the significant terms and conditions of the related contracts. Also, please clarify what precisely is meant by “negotiated or executed.” Tell us whether the related material contracts have been executed. From the description of your principal offices on page 77, it does not appear you have finalized a new headquarters lease.

RESPONSE: The Company takes note of the Staff’s comment and has removed the clause “negotiated or” from the disclosure. Contracts related to the pro forma adjustments have been executed including payroll processing, 401(k) administration, stock plan administration, benefits administration, public relations and the corporate headquarters lease. On August 27, 2008, the Company entered into an eight-year lease agreement for its corporate headquarters and has clarified the language in its disclosure on page 84 to reflect that the lease has been executed. The Company has inserted additional detail in the Notes to Unaudited Pro Forma Consolidated Statements of Operations in response to the Staff’s comment 1 above.

4.	In Note 3 you state pro forma adjustments include amounts based on “the historical costs of the company when it operated as an independent publicly traded company,” which appears to refer to your operations prior to 2001. Please explain the amount and nature of these costs and why you believe they are factually supportable, as contemplated by Rule 11-02(b) of Regulation S-X. Tell us whether there are other amounts in adjustment 3 that have not been based on executed contracts.

RESPONSE: The Company takes note of the Staff’s comment and has expanded its disclosures of the pro forma cost adjustments to reflect factually supportable and objectively measurable effects of the transaction. Accordingly, all references to when the Company previously operated as a public company have been removed.

5.	Please expand pro forma adjustment 2 or provide a separate pro forma adjustment to clearly explain the transactions resulting in the adjustments to interest expense. Explain to us the basis for eliminating all historical interest expense.

RESPONSE: The Company takes note of the Staff’s comment and has revised as a separate Note (3) to the pro forma Statements of Operations the adjustments to interest expense that reflect the elimination of existing debt and the establishment of new debt. The interest expense is lower than as reflected in the Amended Registration Statement due to the fact that the Company has issued preferred stock which reduces the amount of debt to be incurred by the Company and related interest.

Language to be inserted as Note 3 on page 40 of the Amended Registration Statement

(3) Reflects the following:

•

The PNX board of directors deemed it to be in the best interests of PNX and the Company to forgive the remaining intra-company indebtedness associated with these notes in the amount of $325.0 million, and all interest accrued thereon, and to terminate the outstanding credit instruments extended by PNX in favor of the Company effective December 31, 2007.

•

Reduction of interest expense as the Company intends to make a one-time pre-payment of approximately $13.0 million on its $33.0 million intercompany note agreement with Phoenix Life Insurance Company in connection with this spin-off transaction. The Company expects there will be approximately $20.0 million of outstanding indebtedness on this note after the distribution is completed. The current portion, defined as amounts payable within the next twelve months, is $10.0 million with the remaining $10.0 million payable through December 31, 2010. The Company intends to obtain third-party financing to retire this obligation at the time of the distribution date.

•

Reflects an agreement entered into on October 30, 2008 with Harris Bankcorp, Inc., a U.S. subsidiary of the Bank of Montreal, pursuant to which Harris will acquire $45.0 million of convertible preferred stock of the Company representing a 23% equity position of the Company on a fully-diluted basis. The agreement calls for a two-step closing process, the first step of which was completed on October 31, 2008 and the second step of which is expected to be completed in connection with the distribution.

6.

You have adjusted your financial measure to remove restructuring and severance costs because you believe them to be “unusual items.” In response to prior comment 12, you note that while the restructuring and severance costs appear to be recurring in both 2005 and 2006, the execution of a single restructuring spanned two financial reporting years.

The restructuring was in response to the underperformance of certain investment strategies. The risk of underperforming investment strategies is a key material risk to your business, and it is not clear how your response to this risk is an unusual or nonrecurring component of historical operations. Please clarify the special nature of the restructuring charges and explain why the exclusion of these costs results in a measure that is useful to investors.

RESPONSE: The Company takes note of the Staff’s comment and agrees that the risk of underperforming investment strategies is a key material risk to its business. However, the Company believes that the actions undertaken in 2005 and 2006, while inclusive of underperformance of investment strategies, were more representative of a fundamental and permanent change in the Company’s business strategy and operations. Specifically, the Company (i) streamlined its operating structure from being a collection of majority-owned and wholly-owned affiliated firms into a single business of affiliated managers with common distribution and support operations, (ii) took actions to restructure its product portfolio focusing on mutual fund products, and (iii) repositioned its distribution strategy with an increased focus on retail mutual fund distribution. The Company had not undertaken changes of a similar magnitude at any time prior to or since 2006 and does not expect to do so in the future. In considering the treatment for the specific restructuring and severance charges related to these transformational changes incurred in 2005 and 2006, the Company carefully considered the substantive and unusual nature of the charges and what would be most useful for investors in their analysis of the stand-alone financial statements of the Company. The Company has expanded its disclosure on page 57 of the Management’s Discussion and Analysis of Financial Condition and Results of Operation—Restructuring and Severance in the Amended Registration Statement to describe the special nature of the restructuring charges taken over the two year period to assist the reader in understanding the nature of these charges. Because of their transformational and one-time nature, the Company considers these charges to be special items and believes that the financial measure disclosed in the Amended Registration Statement will provide investors with a performance measure that will be most comparable year over year and that reflects the ongoing operations of the business excluding special items.

Expanded Disclosure on page 57 in Management’s Discussion and Analysis; Restructuring and Severance in Amended Registration Statement:

In 2005, we initiated a significant restructuring program. Specifically, the Company: (i) streamlined its operating structure from being a collection of majority-owned and wholly-owned affiliated firms into a single business of affiliated managers with common distribution and support operations, (ii) eliminated redundant functions and management layers, (iii) took actions to restructure its product portfolio focusing on mutual fund products, and (iv) repositioned its distribution strategy with an increased focus on retail mutual fund distribution. The Company had not undertaken changes of a similar magnitude at any time prior to or since 2006 and does not expect to do so in the future. These actions resulted in costs totaling $26.1 million, of which $12.5 million were recognized in 2005 and $13.6 million in 2006.

The charges were primarily related to actions taken at several of our affiliated asset managers. Charges at SCM totaled $12.0 million, primarily comprised of $7.8 million of one-time severance payments and $3.5 million of vacated office space. Charges at EAM were comprised of $9.5 million in connection with terminating its large-cap strategy. The primary components of the charges at EAM included $5.0 million of severance payments and $2.6 million of vacated office space. We incurred $2.8 million of charges at KAR, including $1.6 million of severance payments. Another charge of $1.8 million was primarily related to reconfiguring investment strategies of the Duff and Phelps investment teams largely to focus that firm on its core strengths.

7.	Referring to comment 12 in our letter dated July 25, 2008, you stated “in response to the Staff’s comments it has revised and removed realized and unrealized gains and losses from our financial measure by reconciling from operating income… instead of from net income.” We note the unrealized gains and losses are still excluded from your performance measure, as well as interest expense and income taxes. In addition, the revised financial measure excludes interest income and other income. We repeat our comment requesting an explanation of the basis for presenting a financial performance measure that excludes these recurring items.

RESPONSE: The Company takes note of the Staff’s comment and has expanded its disclosure to include all of the items that are excluded in the reconciliation from the relevant earnings measure, “net income (loss)”, as presented in the Statement of Operations under GAAP. Specifically, the Company has described (i) the manner in which management uses the supplemental performance measure; (ii) the limitations associated with using this measure; (iii) the relevance in the determination on management’s compensation; and (iv) the relevance of the financial information to investors.

Section added to page 59 of Management’s Discussion and Analysis after “Effects of Inflation” in the Amended Registration Statement:

Supplemental Performance Measure

As supplemental information, we provide a non-GAAP performance measure that we refer to as adjusted net income. This measure is provided in addition to, but not as a substitute for, net income determined in accordance with GAAP. Adjusted net income is defined as net income (loss) plus amortization and impairments of intangible assets and deferred taxes related to those intangible assets. We consider adjusted net income an important measure of our financial performance as we believe it most accurately represents operating performance of the Company adjusted for non-cash expenses related to acquisitions. We consider this non-GAAP financial measure to be useful to investors because it is an important metric in measuring economic performance of asset management companies, as an indicator of value and because it facilitates comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Adjusted net income is also used by the Company as one of the inputs for calculating performance-based incentives. We have also excluded restructuring and severance charges from the calculation of adjusted net income to provide a better indication of the Company’s ongoing operations. Because of their transformational and special nature, we believe that excluding the restructuring and severance charges best represents the Company’s ongoing operating performance and provides the basis for the measure that was used in calculating performance-based management incentives.

In calculating adjusted net income we added back amortization and impairments attributable to acquisition related intangible assets, such as management contracts, to adjusted net income to reflect the fact that these non-cash expenses make it difficult to compare our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Because goodwill and indefinite-lived assets are not amortized under GAAP, and since they generate deferred tax expenses that typically do not reverse, we added back these non-cash expenses, and their related tax attributes, to net income to measure operating performance. We added back impairments on intangible assets and goodwill to reflect that these non-cash items makes it difficult to compare our operating results with the results of other asset management firms that have not engaged in significant acquisitions.

Adjusted net income is one of the key measures we analyze in managing our business. Additionally, we believe that adjusted net income is a measure that is useful to investors because it identifies the earnings of the ongoing operations of our business. Adjusted net income is not a substitute for net income or measures that are derived assuming GAAP and may differ from similarly titled measures of other companies. We encourage investors to review and consider GAAP net income, as well as adjusted net income, in evaluating the results of our operations.

The following tables provide reconciliations of net income (loss) to adjusted net income:

	Nine Months Ended September 30,		Increase/(Decrease)
	2008	2007	2008 vs 2007
($ in millions)
Net Income (Loss)	$(349.9)	$(10.2)	$(339.7)
Add back:
Amortization of intangible assets	22.4	22.6	(0.2)
Goodwill and intangible asset impairment	432.2	—	432.2
Goodwill and intangible asset related deferred taxes	(91.1)	1.1	(92.2)

Adjusted Net Income	$13.6	$13.5	$0.1

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—First Nine Months Results of Operations—Operating Expenses—Goodwill and Intangible Asset Impairments” for a discussion of the goodwill and intangible asset impairments.

	Year Ended December 31,			Increase/(Decrease)
	2007	2006	2005	2007 vs 2006	2006 vs 2005
($ in millions)
Net Income (Loss)	$(14.2)	$(47.6)	$(33.1)	$33.4	$(14.5)
Add back:
Amortization of intangible assets	30.1	32.0	33.3	(1.9)	(1.3)
Intangible asset impairment	0.3	32.5	11.1	(32.2)	21.4
Intangible asset related deferred taxes	0.3	(11.9)	(6.5)	12.2	(5.4)
Restructuring and severance	—	13.6	12.5	(13.6)	1.1

Adjusted Net Income	$16.5	$18.6	$17.3	$(2.1)	$1.3

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Annual Results of Operations—Operating Expenses—Restructuring and Severance” for a discussion on the nature of the restructuring and severance charges and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—First Nine Months Results of Operations—Operating Expenses—Goodwill and Intangible Asset Impairments” for a discussion of the intangible asset impairments.

8.	Please revise to reconcile your non-GAAP performance measure to net income. As highlighted by our comment above, the reconciliation to operating income may confuse investors as to the components being excluded from your measure. Please also refer to Question 14 in the Division’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RESPONSE: The Company takes note of the Staff’s comment and has revised its non-GAAP performance measure to reconcile adjusted net income to net income as presented in the Statement of Operations under GAAP pursuant to the guidance provided in Question 14 in the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The revised reconciliation is included in the Supplemental Performance Measure added to page 59 in the Amended Registration Statement.

9.	Please expand the discussion of your non-GAAP financial measure to address each disclosure item set forth in Question 8 of the Frequently Asked Questions. Please note your disclosures regarding the material limitations of your measure should address each reconciling item. For example, the discussion of interest expense could disclose that, because you have borrowed money in order to finance your operations, interest expense is a necessary element of your costs and ability to generated revenue and therefore, any measure that excludes interest expense has material limitations.

RESPONSE: The Company takes note of the Staff’s comment and has expanded its discussion of its non-GAAP financial measures to describe each of the items included in the reconciliation and has also clearly stated the material limitations of each measure and has encouraged investors to review and consider the relevant GAAP metric as well as the non-GAAP measure when evaluating the performance of the Company. See expanded disclosure included in Supplemental Performance Measure on page 59 in the Amended Registration Statement.

10.	Please explain your statement that amortization attributable to acquired client relationships “is not a cost of operations.”

RESPONSE: The Company takes note of the Staff’s comment and has eliminated its statement that amortization “is not a cost of operations” in its discussion of Supplemental Performance Measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 41

11.	While structured finance products do not make up a large portion of your assets under management, they appear to have a significant impact on your operations as they are frequently cited as a material reason for the changes discussed on pages 46 and 47. However we do not note any description of these products in MD&A or your business section. It appears a description of these products, market conditions or current events that affect their performance and management’s views regarding any trends or uncertainties that may affect future performance would be useful information to an investor. Please revise to provide this expanded disclosure.

RESPONSE: The Company takes note of the Staff’s comment and has included a description of structured finance products and the current market conditions in the section entitled “Our Investment Products” on page 77 of the Amended Registration Statement.

Language inserted on page 77 of the Amended Registration Statement (new 2nd paragraph under the section entitled “Institutional Accounts”)

As of September 30, 2008 we managed $1.3 billion of structured finance products. These products relate to investment management services we provide through a number of collateralized debt obligations (“CDOs”) and collateralized loan obligations (“CLOs”). We earn investment management fees for managing the collateral of the CDOs and CLOs. In 2007 we suspended new activities in these products. Due to the continued market turbulence and instability in the current credit and capital market environment we are no longer actively in this business other than to manage the remaining products until they mature or are redeemed.

Liquidity and Capital Resources, page 56

12.	We note your response to comment 13 in our letter dated July 25, 2008. However, in this section, please discuss the material terms of the PNX loan forgiveness in more detail than is provided in Note 9 to the financial statements, including a brief discussion of the nature of the negotiations that led to the PNX forgiveness of the debt, the amount forgiven, and amount of equity the notes were converted into.

RESPONSE: The Company takes note of the Staff’s comment and has included an expanded discussion on the PNX loan forgiveness in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of the Amended Registration Statement to address the decisions that led to PNX’s forgiveness of the debt, the amount forgiven and the amount of equity into which the notes were converted into.

Expanded disclosure in Liquidity and Capital Resources Section added to Page 61 of the Amended Registration Statement (in addition to detail provided in Note 9 to the financial statements):

The PNX board of directors deemed it to be in the best interests of PNX and the Company to forgive the remaining intra-company indebtedness associated with these notes in the amount of $325.0 million, and all interest accrued thereon, and to terminate the outstanding credit instruments and other documents extended by PNX in favor of the Company effective as of December 31, 2007.

13.	We note your statement on page 57 that your outstanding note agreement contains certain financial and operating covenants. Please disclose the maximum debt-to earnings ratio and minimum stockholder's equity you must maintain. Please also disclose the total amount outstanding under the PNX loan and disclose the amount(s) outstanding of any other debt and the total amount of your debt.

RESPONSE: The Company takes note of the Staff’s comment and has provided additional information regarding the financial and operating covenants related to the PNX loan, the total amount outstanding under the PNX loan and the amounts outstanding and total amount of any other debt on page 62 of the Amended Registration Statement.

Language revised on Page 62 of the Amended Registration Statement:

Our one outstanding note in favor of Phoenix Life Insurance Company, a wholly-owned subsidiary of PNX, contains financial and operating covenants including, among other provisions, requirements that we maintain a maximum debt-to-EBITDA ratio of 2.75 and minimum stockholder’s equity of $115 million. As of September 30, 2008, we had $33 million outstanding under this loan and were in compliance with all applicable financial and operating covenants. We intend to make a one-time pre-payment of approximately $13.0 million on this note in connection with the distribution. We expect approximately $20.0 million of outstanding indebtedness on this note after the spin-off is completed. The current portion, defined as amounts payable within the next twelve months, is $10.0 million with the remaining $10.0 million payable through December 31, 2010. We expect to obtain third-party financing to retire this obligation at the time of the spin-off. We currently have no other outstanding debt. See Note 9 to our consolidated financial statements in this information statement for additional information on this indebtedness.

14.	We note the disclosure on page 61, provided in response to comment 17 in our letter dated July 25, 2008. Please expand the disclosure to address the following:

RESPONSE: The Company takes note of the Staff’s comment and has expanded and clarified the revenue recognition discussion on page 67 of the Amended Registration Statement. See below for specific responses with respect to each point raised in the comment.

•

Investment management fees earned on separately managed accounts and institutional accounts are computed quarterly based on the market value of assets under management at the end of a quarter. Please clarify how the revenue is calculated for the monthly accrual.

It should be noted the Company does not prepare full GAAP monthly financial statements and does not state that it does so within the contents of the Amended Registration Statement. A summary of our monthly accrual process follows as supplemental information for the benefit of the Staff: For separately managed accounts and institutional accounts that are billed at the end of each quarter, revenue is recognized in the first two months of the quarter in an amount equal to one-third of the prior quarter’s fees and are adjusted to actual fees earned for the quarter in the final month of the quarter. Monthly revenue is adjusted to reflect significant new or lost clients.

•

Expand your discussion of investment management fees on structured finance products to clarify how they are calculated. For example, how do you determine the amount of principal outstanding or the percentage used to calculate your fees?

Fees related to structured finance products include CLOs and CDOs and consist of both senior management fees and subordinate management fees. Senior management fees on the CLOs and CDOs are calculated with the contractual fee rate applied against the current par value of the total collateral being managed. Subordinate management fees, also calculated with the contractual fee rate applied against the current par value of the total collateral being managed, are recognized only after certain portfolio criteria are met, such as interest coverage and asset over-collateralization levels.

•

In the second paragraph, you discuss four possible sources of fair value. The valuation alternatives have very different characteristics and risks; for example, the use of a quoted market price is substantially different than a fair value determined by a pricing service. Please expand the disclosure to clarify the criteria used to select the fair value method (i.e. which assets are valued using which method?). Also, a table disclosing the amount of assets under management and the related investment management fees determined by each of the fair value methods would appear to be extremely useful disclosure for investors.

Please note the Company has revised its disclosure in the Amended Registration Statement and removed references to the four possible sources of fair value as the assets under management do not represent investments made by the Company. The majority of the securities in assets under management are highly-liquid exchange-traded securities and are not subject to management’s or third-party valuation estimates. The Company believes that an additional table disclosing the valuation approach is not common practice within the asset management industry.

•

For the assets valued by an independent pricing service, please disclose the method used to determine fair value, as well as all significant assumptions. Since it appears you are referring to a third-party valuation, you need to identify these experts or delete your reference to them. We also remind you that if you refer to experts in a filing under the Securities Act, you must name such experts and include their consent. Refer to Section 436(b) of Regulation C.

Please note the Company has revised its disclosure in the Amended Registration Statement to remove references to the use of an independent pricing service. Please also note the Company has removed from its disclosure on Revenue Recognition, Investment Management Fees any reference to the securities being ‘fair valued’ and the related methodologies used to derive such value.

Expand the disclosure of your accounting policies in the footnotes to the financial statements as appropriate to address these issues.

Language revised on Page 67 of the Amended Registration Statement:

We earn revenue by providing investment management services pursuant to the terms of the underlying advisory contract and such revenue is based on a contractual investment advisory fee applied to the assets in each portfolio. Any fees collected in advance are deferred and recognized over the period earned.

Fees related to structured finance products include collateralized loan and collateralized debt obligations (“CLOs” and “CDOs,” respectively) and consist of both senior management fees and subordinate management fees. Senior management fees on the CLOs and CDOs are calculated with the contractual fee rate applied against the current par value of the total collateral being managed. Subordinate management fees, also calculated with the contractual fee rate applied against the current par value of the total collateral being managed, are recognized only after certain portfolio criteria are met, such as interest coverage and asset over-collateralization levels.

Distribution and service fees are earned based upon a percentage of assets under management and are paid pursuant to the terms of the respective distribution and service fee contracts, which require a monthly payment from affiliated mutual funds.

Administration and transfer agent fees consist of administrative fees, shareholder service agent fees, fund administration fees, dealer concessions and transfer agent fees. Dealer concessions and transfer agent fees earned net of related expenses from the distribution and sale of affiliated mutual fund shares and other securities are recorded on a trade date basis.

15.	We note your response to comment 18 in our letter dated July 25, 2008, and have the following additional comments:

•

You were a subsidiary of a larger organization. However, there are audited financial statements for your company and, it would appear, substantial historical data regarding your operating expenses. It is not clear why you have not included any analysis of your operating expenses in the comparisons to other enterprises performed in your market approach. Explain how you can base your fair value on other enterprises without considering how your operating expenses compare in any way. Explain why you believe revenue alone can provide an indication of the value of your enterprise without considering how managers are compensated and supported and how other costs are managed. Explain why you believe using this one metric (revenue to price or market value) is a preferable method of valuing your reporting unit over methods including the consideration of other metrics, such as price to cash flow, price to earnings, market value to EBIT or EBITDA, etc.

RESPONSE: Although operating expenses are not explicitly used in a revenue multiple valuation approach, the Company did take its operating expense history into account in determining what multiple it applied to its run rate revenue. Specifically, the Company took into account peer group margins, product mix, size and scale in determining which multiple within the observed range to use in its valuation. The Company has applied a discount to the average revenue multiple of the peer group to give weight to the Company’s operating margin results.

Although there are various methods to estimate fair value, the Company has consistently applied the revenue multiple valuation technique. Revenue multiples were the primary method the Company employed when it acquired each of the entities that gave rise to the intangible assets on its balance sheet. Further, it has been the Company’s experience that transactions within the asset management industry often utilize the revenue multiple methodology because an acquiror can achieve economies of scale by eliminating or improving a target’s existing expense structure.

•

Clarify whether you are using historical revenues reported in the financial statements or some other amount as the input to your model. Tell us how you calculate run rate revenues and explain how you use run rate revenues and management fee rates in your analysis. Tell us what assumptions regarding growth, contract cancellations, etc., are inherent in your analysis.

RESPONSE: The Company uses its period-end actual assets under management and applies the currently effective fee rate for the most recent reporting period to derive its revenue run-rate calculation. The Company does not separately project asset under management growth or contract cancellations when performing its valuation analysis as it assumes these are consistent with its peer group and therefore are embedded in the run rate revenue multiple.

•

Tell us the comparable companies used in your analysis and provide a brief explanation of why you believe their revenue to fair value multiple is comparable to yours. Describe any weighting or other method used to perform the calculations.

RESPONSE: The Company has applied a revenue multiple that is consistent with that of others in the asset management business. The comparable companies used in the valuation analysis are presented below. This peer group represents publicly traded companies whose product mix and business strategies most closely align with the Company’s business model. In calculating the average revenue multiple of the peer group, the Company has historically excluded the highest and lowest peer multiple, then ascribed a discount to that average multiple to factor in the Company’s relative metrics surrounding operation margin, size and scale. The historic average of the discount is 11%. The comparable companies used in our analysis are comprised of:

•	Franklin Resources, Inc.

•	T. Rowe Price Group, Inc.

•	Janus Capital Group, Inc.

•	Federated Investors, Inc.

•	Blackrock, Inc.

•	Eaton Vance Corporation.

•	Waddell and Reed Financial, Inc.

•	Affiliated Managers Group

•	Gabelli Asset Management

•	Please explain the method for applying a control premium. Tell us the basis for the existence and specific amount of the control premium.

RESPONSE: The Company applied a control premium to the average revenue multiple of the peer group. This premium represents the percentage that the Company believes would be paid to acquire its assets over and above that which is determined based solely upon the revenue multiple. The Company analyzed the data from ten transactions within the public financial service industry. The control premiums in these transactions ranged from 10-39%. The 20% premium that the Company applied is consistent with the range of these premiums. The control premium when the interim goodwill test was performed in the first quarter of 2008 was $118 million.

The Company would like to update the Staff on the third quarter activity surrounding goodwill. We determined that a triggering event had occurred as a result of the changes in the market environment, significant reductions in the market multiples of the peer group referred to above and additional valuation data accumulated in the third quarter. The changes in the market environment were primarily driven by equity market declines in the third quarter. Other contributors were a marked decrease in credit market liquidity and unprecedented government intervention in the financial markets. While the Company believed the existing model as applied was appropriate, given the current market conditions and developments and the existence of impairment indicators we have expanded the fair value estimations used in impairment testing to incorporate other data including third party valuation analyses based on discounted cash flow models and market transactions. Our impairment test in the third quarter resulted in impairment charges of $331.7 million as discussed in this filing of the Amended Registration Statement.

In connection with this third quarter test for goodwill the Company obtained and weighted several estimates of the fair value including:

•	recent discounted cash flow modeling valuations completed by the Company’s outside financial advisors;

•	market transactions, including an estimated valuation of the Company as indicated by its recently announced sale of a 23% minority interest in the Company; and

•

a third party independent valuation of the business. The valuation included a discounted cash flow analysis and an analysis of the valuation multiples for selected public companies and for target companies involved in selected merger and acquisition transactions.

The primary drivers of the impairment were a reduction in assets under management, as a result of the markets being at multi-year lows, and valuation multiples for asset managers also being at multi-year lows.

16.	On page 60 you have added disclosure in response to comment 18 in our letter dated July 25, 2008, on the impairment testing of indefinite-lived intangible assets. Please clarify specifically how the revenue multiple model is used to assess the fair value of an intangible asset. You discuss comparison with revenue trading multiples of peer asset management companies. However, it is not clear how these revenue multiples would be applied in the valuation of a specific intangible asset (e.g. individual investment advisory contracts). Clarify how the management fee rates and assets under management you are considering are related to the specific intangible assets being valued. As discussed above in our comment on goodwill, please clarify how revenue run rates, revenue multipliers, and other inputs are calculated. Tell us the comparable companies being used in your analysis, explain whether you are looking at their overall operations and explain how this applies to specific intangible assets being valued.

RESPONSE: The Company’s notes the Staff’s comments and has outlined below its valuation approach:

The Company’s indefinite-lived intangible assets consist of its five closed-end mutual funds. The revenue multiplier has been applied to each of the intangible assets to derive its estimated fair value. The rationale for using the revenue multiplier on these intangible assets is that, due to their nature, closed-end mutual funds, unlike open-end mutual funds, do not routinely issue and redeem their shares and, as such, their revenues will continue indefinitely (affected only by market performance or by a decision by the fund boards to terminate the advisory contract). It is for this reason that the Company values its closed-end funds similarly to how it values the Company. Specifically, the key inputs included in valuation analysis are (i) a revenue multiplier, (ii) management fee rates and (iii) assets under management. Each of these items can be directly ascribed at the intangible asset level; we therefore view this methodology as an appropriate assessment of value.

In determining the run rate revenue, the Company uses the currently effective management fee rate detailed in each fund’s prospectus and the period-end assets under management of each fund. The Company determines the appropriateness of its revenue multiple by comparing it to the revenue trading multiples of the publicly traded asset management companies it includes in its peer group and applying a control premium which would not be reflected in such revenue trading multiples.

The listing of the group of comparable companies is identical to the peer group listed above in response to comment 15.

The Company looks at the peer group’s overall operations (rather than merely a closed-end fund valuation) in this valuation approach. We believe that this approach has been historically accurate as an acquiror of specific fund assets will likely also seek to incorporate these contracts into their existing expense structure.

The Company would like to update the Staff on the third quarter activity surrounding indefinite-lived intangible assets. We determined that a triggering event had occurred using a similar rationale as described above in our response to comment 15. Specifically, the triggering event was caused by changes in the market environment, significant reductions in the market multiples of the peer group referred to above and additional valuation data. The changes in the market environment were primarily driven by equity market declines in the third quarter. Other contributors were a marked decrease in credit market liquidity and unprecedented government intervention in the financial markets. While the Company believed the existing model as applied was appropriate, given the current market conditions and developments and the existence of impairment indicators we have expanded the fair value estimations used in impairment testing to incorporate a discounted cash flow model. Our impairment test in the third quarter resulted in impairment charges of $37.2 million as discussed in this filing of the Amended Registration Statement.

In connection with this third quarter impairment test for indefinite-lived intangible assets the Company used both methods described above as inputs into its valuation assessment.

17.	You state a 10% change in the multiple used to value indefinite-lived intangible assets would result in a $13.9 million change in the fair value of the identified intangible asset. However, it is not clear what the impact would be to the financial statements. This depends on the difference between the fair value of an intangible asset and its carrying amount. Please revise to disclose this difference and clarify the effect on your financial statements of a change in significant assumptions.

RESPONSE: The Company takes note of the Staff’s comments and has modified the language on page 65 of the Amended Registration Statement to clarify that this change in value would have an impact on reducing the difference between the fair value and carrying or book value of the intangible asset.

Language revised on Page 65 of the Amended Registration Statement:

As of September 30, 2008 the carrying values of indefinite-lived intangible assets were $36.1 million. Indefinite-lived intangible assets are comprised of investment advisory contracts with affiliated closed-end registered investment companies. Indefinite-lived intangible asset impairment tests are performed annually, or more frequently should circumstances change which would reduce the fair value below its carrying value.

In conducting impairment tests, the Company uses a revenue multiple model to each of the intangible assets to derive its estimated fair value. The rationale for using the revenue multiplier on these intangible assets is that, due to their nature, closed-end mutual funds, unlike open-end mutual funds, do not routinely issue and redeem their shares and, as such, their revenues will continue indefinitely (affected only by market performance or by a decision by the fund boards to terminate the advisory contract). It is for this reason that the Company values its closed-end funds similarly to how it values the Company. Specifically, the key inputs included in valuation analysis are (i) a revenue multiplier; (ii) management fee rates; and (iii) assets under management. Each of these items can be directly ascribed at the intangible asset level; we therefore view this methodology as an appropriate assessment of value.

In third quarter 2008, the Company recorded a $37.2 million impairment related to its indefinite-lived intangible assets. We determined that a triggering event had occurred in the third quarter as a result of the changes in the market environment, specifically the equity market declines, a marked decrease in credit market liquidity, and unprecedented government intervention in the financial markets. We performed an impairment analysis using the methodology applied in prior annual and interim testing and, while the Company believed the existing approach as discussed above was appropriate, given the current market conditions and the existence of impairment indicators we expanded the fair value estimations used in impairment testing to incorporate discounted cash flow models. The most sensitive assumption used in this approach is the discount rate applied of which the Company used a 17% rate which reflects the current market environment.

In connection with this third quarter impairment test for indefinite-lived intangible assets the Company used both methods described above as inputs into its valuation assessment.

Any material changes to the key variables that impact the valuation, including (i) the revenue multiplier, (ii) management fee rates, (iii) assets under management and (iv) discount rate, could result in the Company recording an impairment on its remaining indefinite-lived intangible assets.

As of December 31, 2007 the carrying values of the indefinite-lived intangible assets were $73.3 million. When the 2007 impairment test was performed, the fair value was $139.0 million and the excess of fair value over carrying value was $65.7 million. A change of 0.5 in the revenue multiple (10%) would result in a decrease in this fair value of approximately $13.9 million. Due to the excess fair value over book value noted, such a change in the revenue multiple would have had no effect on the Company’s results of operations.

18.	We note the additional disclosure on page 60 on impairment testing of definite lived intangible assets and have the following comments:

•

For the useful life assumption you have provided a range of 2-16 years. You note this assumption is the most sensitive, and based on your recent impairment charges, it appears to directly impact your reported earnings. Please tell us the gross dollar amount of intangible assets being valued at each specific useful life, along with the amount of accumulated amortization. In other words, tell us the amount of gross and net intangible assets being valued based on an estimated life of 2 years, 3 years, 4 years, etc. Explain the basis for your selection of the estimated lives.

RESPONSE: The Company takes note of the Staff’s comments. In accordance with SFAS 144 paragraph 8, the Company conducts an impairment test for Definite-Lived Intangible Assets, “whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” The useful lives listed below are the lives used when impairment testing was required at September 30, 2008.

Definite-lived Intangible Assets by Useful Life as of September 30, 2008

($ in millions)
Intangible Asset	Remaining Useful Life (in years)	Gross Intangible Asset	Accumulated Amortization	Net Intangible Asset
Separately Managed Accounts-Large Cap	2	$15.7	$(15.5)	$0.2
Structured Finance Products	3	12.2	(11.0)	1.2
Separately Managed Accounts	8	67.2	(56.4)	10.9
Institutional	9	119.5	(111.8)	7.6
Open-end Mutual Funds; General Account/Pension Plan	16	85.6	(55.4)	30.2

Total		$300.3	$(250.2)	$50.1

When valuing each of its intangible’s in phase 1 and 2 of its SFAS 144 testing, the Company utilized the above useful lives. The Company uses historical and projected attrition rates that influence the expected future economic benefit it will derive from these relationships when determining the lives. The basis for the useful life for each asset group listed above is as follows:

•	Separately Managed Accounts-Large Cap: The Company has observed significant net redemption activity and the two year useful life consistent with management’s outlook for these client relationships.

•

Structured Finance Products: The Company has experienced recent liquidations in this group and the three year useful life reflects management’s view of the challenging capital market environment which management expects will result in an inactive structured finance product market over the next several years.

•

Separately Managed Accounts: The useful life of 8 years primarily reflects the historical net redemption rates observed and management’s estimate of the projected cash flows attributable to these relationships.

•

Institutional: Useful lives of 8 years for this group are based on management’s historical redemption rates observed and management’s estimate of the projected cash flows attributable to these relationships.

•

Open-End Mutual Funds; General Account/Pension Plan: Useful lives of 16 years reflect relatively low net redemption rates observed and management’s experience with these assets and expected cash flows. While the economic life is expected to extend beyond 16 years, we concluded that 16 years was a reasonable period for purposes of amortizing this intangible asset.

•

You disclose management “revises the lives, if necessary, based on the circumstances.” Please provide us with a comprehensive, detailed discussion of the revisions made to this assumption during the periods presented, the corresponding impact of each revision on reported financial results, and management's basis for making such revisions.

In accordance with paragraph 14 of SFAS 142, the Company evaluates the remaining useful life of its intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Effective January 1, 2006, the Company revised the useful lives of the Intangible Assets listed below (in years):

Asset Group	Prior Useful Life	Adjusted Useful Life	Annual Financial Impact ($ in millions) Increase/(Decrease) in Expense
Structured Finance Products	14	6	0.6
Structured Finance Products-SCM	14	10	0.1
General Account; Institutional	15	16	(0.2)
Institutional; Separately Managed Accounts	14	9	3.6
Open-end Mutual Funds	9	16	(4.0)

The Company changed the useful lives for each asset group listed above for the following reasons:

•

Structured Finance Products: Prior to 2006, Structured Finance Products were amortized according to the average contractual life of the issuances within the group. In first quarter 2006, management received indications that principal pay downs and liquidations were to occur and concluded that it was appropriate to adjust the useful lives based on a material change in its view and outlook of this product line. Management adjusted the useful life to 6 years, which reflects an estimated 4 year remaining life as of January 1, 2006 and is a period significantly shorter than its contractual life.

•

Structured Finance Products-SCM: Based on a material change in its view and outlook of this product line, management adjusted the useful life to a period shorter than the average contractual life. The useful live adjustment above reflects management’s change to a 4 year remaining useful life assumption.

•

General Account and Institutional: Effective January 1, 2006, and based improved net flows for this specific asset group, the Company increased the useful life to 16 years. The useful life reflected above was based on an estimated 10 years of remaining life as of January 1, 2006.

•

Institutional and Separately Managed Accounts: Effective January 1, 2006, and based on redemption experience observed specific to this asset group, the Company reduced the remaining useful life to 5 years.

•	Open-end Mutual Funds: Effective January 1, 2006, the Company extended the useful lives to 16 years to reflect continued experience of longevity in these products.

Effective October 1, 2008, the Company revised the useful lives of the Intangible Assets listed below:

Asset Group	Prior Useful Life	Adjusted Useful Life	Annual Financial Impact ($ in millions) Increase/(Decrease) in Expense
Structured Finance Products-Phoenix Investment Counsel	6	3	0.1
Structured Finance Products-SCM	10	3	0.1

The Company notes that is made these adjustments to the useful lives of the structured finance products when conducting its impairment analysis in the third quarter of 2008. The primary driver of the change was the unstable structured finance product market, which the Company believes could shorten the remaining lives of each of the structured finance products that the Company currently manages.

•

Explain your basis for determining the market expense ratio based on an industry survey rather than your own historical operations. Identify the companies underlying the industry survey, how they have been aggregated in the industry survey and why this metric is preferable to using data from your own operations. While we note you were a subsidiary of another enterprise and future operations may reflect a different cost structure, it is still not clear why an industry average would provide a better measure.

The Company takes note of the Staff’s comment and has revised the disclosure on page 66 of Amended Registration Statement. The Company utilizes its own expense ratio when performing phase one of the SFAS 144 impairment testing. In phase 2 of the SFAS 144 impairment testing, the Company utilizes a market expense ratio for firms with less than $50 billion in assets under management. The ratio is provided in an industry survey conducted by a leading consulting firm and includes ninety firms whose combined assets under management in excess of $10 trillion. This represents 45% of the asset management industry in the United States. The ratio reflects the expense ratio that could be applied from a market participant/likely acquirer perspective. While the Company recognizes its own operating margin is currently below industry peers, a primary cause is lack of scale, which would vary with an aquiror so the incremental margin achieved by an aquiror would be closer to the industry average. Further, it has been the Company’s experience that transactions within the asset management industry often enable an acquiror to achieve economies of scale by eliminating or improving a target’s existing expense structure.

Language inserted on page 66 of the Amended Registration Statement:

As of September 30, 2008 the carrying values of definite-lived intangible assets were $50.1 million. Definite-lived intangible assets are comprised of acquired investment advisory contracts. The Company monitors the useful lives of definite-lived intangible assets and revises the useful lives, if necessary, based on the circumstances. Significant judgment is required to estimate the period that these assets will contribute to our cash flows and the pattern over which these assets will be consumed. A change in the remaining useful life of any of these assets could have a significant impact on our amortization expense. All amortization expense has been, and continues to be, calculated on a straight-line basis.

For definite-lived intangible assets, impairment testing is performed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the Company determines the carrying value of the definite-lived intangible assets is less than the sum of the undiscounted cash flows expected to result from the asset it will quantify the impairment using a discounted cash flow model.

The key assumptions in the discounted cash flow model include:

•	estimated remaining useful life of the intangible asset;

•	discount rate;

•	investment management fee rate on assets under management; and

•	market expense ratio factor.

Management estimates remaining useful lives using its historical experience and long-term operating trends. This results in a range of 2-16 years, depending on the product. For investment management fee rate we use contractually stated rates for mutual funds and average basis points earned for the other products. The discount rate reflects the current estimated cost of capital of the Company; and market expense ratio factor applied reflects an acquiror’s expected margin from the asset.

The Company has taken a definite-lived intangible asset impairment charge of $52.8 million in the third quarter of 2008. The impairment test was performed as the result of Management’s assessment that the carrying amount of the definite lived intangible assets may not be recoverable as a result of changes in the market environment, primarily driven by equity market declines through the third quarter. Other contributors to the assessment were a marked decrease in credit market liquidity and unprecedented government intervention in the financial markets.

Any material changes to the key variables that impact the valuation, including (i) useful life, (ii) discount rate, (iii) market expense ratio factor, (iv) assets under management and (v) investment management fees, could result in the Company recording an impairment on its remaining definite-lived intangible assets.

We recorded impairment charges of $10.5 million, $32.5 million and $10.6 million in the first quarter of 2008, and in 2006 and 2005, respectively.

After the Company recorded the definite-lived intangible asset impairments noted above, the carrying value on $17.3 million of definite-lived intangible assets is equal to their fair value. Three definite-lived intangible assets with a carrying value of $32.8 million were estimated to have a fair value of $73.4 million as of September 30, 2008.

•

You disclose a change in one year in the useful life of all identifiable intangible assets results in a change in fair value of $18.1 million. It is not clear how this would impact the financial statements. Please clarify how a change in significant assumptions would impact the financial statements. Given the recent impairment charges, please disclose the headroom between fair value and carrying value for significant definite-lived intangible assets.

In response to this comment, the Company has expanded its disclosure surrounding definite-lived intangible assets as described below:

Language inserted on page 66 of the Amended Registration Statement:

Any material changes to the key variables that impact the valuation, including (i) useful life, (ii) discount rate, (iii) market expense ratio factor, (iv) assets under management and (v) investment management fees, could result in the Company recording an impairment on its remaining definite-lived intangible assets.

We recorded impairment charges of $10.5 million, $32.5 million and $10.6 million in the first quarter of 2008, and in 2006 and 2005, respectively.

After the Company recorded the definite-lived intangible asset impairments noted above, the carrying value on $17.3 million of definite-lived intangible assets is equal to their fair value (resulting in no headroom on these intangible assets). Three definite-lived intangible assets with a carrying value of $32.8 million were estimated to have headroom (defined as fair value in excess of carrying value) of $40.6 million as of September 30, 2008.

Compensation of Executive Officers, page 83

Compensation Discussion and Analysis, page 83

19.	We note your revised disclosure in response to comment 26 in our letter dated July 25, 2008. However, for each element of compensation that you engaged in benchmarking, please also identify the applicable benchmark and its components, including the component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: The Company notes that it uses the McLagan surveys for compensation benchmarking purposes. The McLagan surveys collect compensation information from approximately 189 participating companies on a confidential basis. For a fee, participating companies, such as the Company, have the ability to benchmark individual elements of compensation included in the survey, such as base salary, cash bonus, total cash compensation, long-term and deferred awards, as well as total direct compensation. Because of the nature of the survey, however, individual components of a comparative benchmarking group, such as the identities of the companies comprising the comparative benchmarking group, are not made available to participating companies. The Company could provide the list of the approximately 189 companies that participated in the surveys. However, it cannot, by virtue of the nature of the McLagan surveys and the limited amount of information provided to participating companies regarding comparative groups, provide specifics regarding the components of the comparative groups used for benchmarking either individual elements of compensation or total direct compensation. The Company also notes that while McLagan benchmarking information regarding individual compensation elements (salary, cash bonus, and long-term awards) was considered in determining the appropriate mix of compensation elements, its analysis was focused on total direct compensation as its primary benchmark. The Company takes note of the Staff’s comment, however, and has revised its disclosure on page 95 of the Amended Registration Statement to clarify its benchmarking practices and the benchmarks used.

Language revised on Page 95 of the Amended Registration Statement:

PNX used the results of all surveyed companies who have a similar position to the position benchmarked. For determining the market value of the head of asset management and the head of operations, PNX used McLagan’s 2006 Management and Administration Survey. For the head of product development, PNX used McLagan’s 2006 Sales and Marketing – Investment Products Survey. The companies represented in each of these surveys are comprised of banks, insurance companies and investment management and advisory firms. However, McLagan does not disclose the identities of the companies included in each benchmarked comparative group, and the companies used by McLagan to create comparative groups are generally not the same from job position to job position.

PNX used the numbers reported in the applicable McLagan survey to assess the compensation of our head of asset management, head of operations and head of product development against the market, as determined by the respective McLagan comparative group survey results. For the head of asset management, PNX used the 25th percentile figures as a proxy for the 50th percentile of peer companies closer to its size, since, for this position, the survey data suggested strong correlation between amount of compensation paid and size of the organization. For the head of operations and the head of product management, 50th percentile figures were used as the benchmark since, for these positions, there was no certain correlation between amount of compensation paid and size of the organization. In its analysis, PNX reviewed each of the following compensation elements to the extent provided in the surveys: base salary, cash bonus, total cash compensation, long-term and deferred awards, and total direct compensation.

In each case, PNX used the total direct compensation element as its primary market benchmark, representing the external comparison of total compensation opportunity. The other compensation elements (salary, cash bonus, and long-term awards) were used in conjunction with our executive compensation philosophy for setting the mix of pay among salary, annual incentives and long-term incentives. PNX generally considered an executive’s target total direct compensation to be “at target” if it is within 10% of the target market percentile for that position. For 2007, the target total direct compensation for our head of asset management was below the target percentile (25th percentile as reported in McLagan’s 2006 Management and Administration Survey) because Mr. Aylward was relatively new to the role and the target total direct compensation for our head of operations and our head of product development were at target (50th percentile as reported in McLagan’s 2006 Management and Administration Survey and McLagan’s 2006 Sales and Marketing – Investment Products Survey, respectively).

20.	We note your revised disclosure in response to comment 28 in our letter dated July 25, 2008. We further note your statement on page 89 that “Mr. Aylward's department goals were established at the beginning of 2007 based on PNX's overall strategic plan, including specific metrics that were used to measure department performance.” Please disclose Mr. Aylward's performance goals for margin, net and gross flows, percent assets under management above benchmark, and customer service, and the actual results achieved in these areas.

RESPONSE: The Company takes note of the Staff’s comments and has added an explanatory table on page 99 of the Amended Registration Statement that discloses Mr. Aylward’s and Ms. Curtiss’s performance goals and the actual results achieved in these areas.

Table included on Page 99 of the Amended Registration Statement:

					Incentive Weight		Department Pool Results
Department	2007 Measure/Initiative	2007 Target	2007 Performance Results		Head of Asset Management	Head of Asset Management Operations	Head of Asset Management	Head of Asset Management Operations
Asset Management - All departments	Margin	22.70%		16.70%	11.7%	11.7%	0.0%	0.0%
	Net Flows ($ millions)*	$1,300	-$	2,451	5.8%	5.8%	0.0%	0.0%
	Gross Flows ($ millions)*	$6,600		$6,046	5.8%	5.8%	5.3%	5.3%
	AUM per Proprietary Portfolio Manager ($ millions)	$960		$863	11.7%	11.7%	9.3%	9.3%

Investment Manufacturing	% of AUM above Benchmark	65%		59%	5.4%	0.0%	3.8%	0.0%
	Sales from new products ($ millions)	$1,876		$1,880	5.4%	0.0%	5.4%	0.0%
	# of Funds With Improved Scale < $200 m	35		34	5.4%	0.0%	8.0%	0.0%

Investment Operations	NQR - Operations[1]	98.40		98.00	5.4%	21.6%	3.2%	13.0%
	NQR - Communications[2]	2.89		2.73	5.4%	21.6%	2.9%	11.5%
	NAV Accuracy	99.70		99.88	5.4%	21.6%	9.4%	37.4%

Retail Distribution	Gross Retail sales ($ millions)	$4,000		$3,989	16.3%	0.0%	16.2%	0.0%

Institutional Distribution	Gross Institutional sales ($ millions)	$1,061		$598	16.3%	0.0%	9.2%	0.0%

Total Department Results							73%	76%
50% of 2007 Incentive Target							$222,750	$62,500
2007 Incentive Attributable to Department Results							$162,608	$47,500
Adjustment for PNX ROE Results[3]							$49,005	$—
Total Incentive Attributable to Department Performance							$211,613	$47,500

*	Excludes Structured Products
[1]

Target = results above the Industry Average of our 5 Star peers over the year based on the National Quality Review, an independent firm that benchmarks the quality of operations of financial industry firms

[2]	Target = placement in the first quartile of customer service quality of total client pool as measured by the National Quality Review
[3]

Represents the additional amount owed to Mr. Aylward in connection with the additional incentive pool funding attributable to the greater weight placed on PNX ROE results for PNX named executive officers as described under 2007 Annual Incentive Pool Funding and 2007 Annual Incentive Financial Goals and Results

Note 3 – Merger, Acquisitions, Goodwill and Other Intangible Assets, page F-13

21.	As discussed in comment 34 in our letter dated July 25, 2008, your agreement with Harris obligates you to pay Harris the difference between the sub-advisory fees earned by Harris and a specified amount if Harris does not earn the specified amount in the first five-years of the agreement. In response to our request for additional disclosure, you disclosed, in part, “As the calculations are based on facts that can only be determined at the end of five years, and as there are significant variables that can impact such calculations, any obligation is not estimated at this time. We have done a hypothetical calculation as of June 30, 2008, and determined that no payment would be required.” Please tell us the specified amount of sub-advisory fees. Based on language in your original filing, it appears this amount is the upper limit on your obligation and would be useful disclosed for investors. Tell us the date(s) Harris was appointed a sub-advisor to certain funds, and the amount of fees they have earned from that date through June 30, 2008. Please confirm you do not believe it is probable a liability has been incurred and clarify whether you believe it is at least a reasonable possibility that a loss may have been incurred.

RESPONSE: The Company takes note of the Staff’s comment and indicates that the Company would be required to pay a maximum amount of $20.0 million under the agreement. If the Company were to terminate the contracts without cause, the termination costs would be based on $35.0 million, adjusted by a factor for the percentage of original assets that remain. The agreement was executed on March 28, 2006 and through June 30, 2008 (approximately 40% of the term of the agreement) we have paid Harris approximately $12.0 million of the obligation. The Company has expanded its disclosure on page F-15 to describe the original upper limit of the obligation and the amount paid to date in the Amended Registration Statement. Further, the Company confirms that it does not believe that it is probable or reasonably possible that a liability has been incurred.

Additional language on page F-15 of the Amended Registration Statement:

The Company would be required to pay a maximum amount of $20.0 million under the agreement. If the Company were to terminate the contracts without cause, the termination costs would be based on $35.0 million, adjusted by a factor for the percentage of original assets that remain. The agreement was executed on March 28, 2006 and through June 30, 2008 (approximately 40% of the term of the agreement) the Company has paid Harris approximately $12.0 million of the obligation.

Note 15 – Other Related Party Transactions, page F-24

22.	Please expand your discussion of the methods of allocating operating expenses to include management’s assertion that the method used is reasonable. Refer to SAB Topic 1B.

RESPONSE: The Company takes note of the Staff’s comment and has expanded its discussion of methods by which Phoenix Life Insurance Company allocates expenses to the Company to include management’s assertion that such methods are reasonable.

Language added to page F-25 of the Amended Registration Statement:

Management believes that the methods used by Phoenix Life Insurance Company to allocate these expenses to the Company are reasonable.

For the Fiscal Quarter Ended June 30, 2008

Note 4 – Contingent Liabilities, page F-36

23.	We note SCM Advisors, your wholly owned subsidiary, was named a respondent in arbitration in May 2008. Please revise your filing to disclose, if known, the amount of damages or remedy the plaintiffs are seeking. Clarify whether you believe it is probable, reasonably possible or remote that losses could be material. We caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding any amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.

RESPONSE: The Company takes note of the Staff’s comment and has expanded its discussion of the pending arbitration on page F-36 of the Amended Registration Statement to address the amount of damages sought by the plaintiffs. The Company notes that it is currently engaged in the discovery process with regard to this matter. Accordingly, the Company is not able to assess at this time whether it is probable, reasonably possible or remote that related losses could be material.

Language revised on Page F-36 of the Amended Registration Statement:

On May 20, 2008, SCM Advisors, LLC ("SCM"), a wholly-owned subsidiary of the Company, was named a respondent in an arbitration commenced with the American Arbitration Association by former institutional clients, Forethought Investment Management, Inc., Forethought Life Insurance Company, Forethought Life Assurance Company and Forethought Financial Group, Inc., for alleged losses sustained while SCM was providing investment advisory services. The investment losses are primarily related to investments in collateralized debt obligations and are alleged to exceed $38 million. The Company believes that the claims lack merit and SCM intends to defend this matter vigorously.

* * * *

The Company confirms the acknowledgment, in connection with the filing of the Amended Registration Statement and our responses to the Comment Letter:

1. that the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Amended Registration Statement;

2. that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3. that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to call me (212-455-7113) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Gary I. Horowitz
Gary I. Horowitz